                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                           For the Month of May, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)

        3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

                 Registrant's press release dated May 21, 2003.

     SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ELRON ELECTRONIC INDUSTRIES LTD.
                                                (Registrant)


                                                By: /s/ Tal Raz
                                                    ----------------------------

Dated: May 22, 2003

[ELRON LOGO]

                                -EARNING RELEASE-

         ELRON ELECTRONIC INDUSTRIES REPORTS FIRST QUARTER 2003 RESULTS

Tel Aviv, Israel, May 21, 2003 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $8.6 million, or $0.30 per share for the first quarter of 2003 compared to a net loss of $8.3 million, or $0.39 per share in the first quarter of 2002.

The results of the first quarter of 2003 give effect to the merger with Elbit Ltd., the share purchase of DEP and the consolidation of Galil Medical and Mediagate, all of which occurred after the end of the first quarter of 2002. The pro forma net loss for the first quarter of 2002 which gives effect to these transactions as if they occurred before January 1, 2002 amounted to $17.8 million, or $0.61 per share.

Factors contributing to Elron's results in the first quarter of 2003 and operational highlights:

Elron's results are still affected by the general market conditions, which continue to limit Elron's ability to complete successful exits and record capital gains. However, as reflected in the pro forma information, Elron reported a significant decrease in the net loss for the first quarter of 2003 as compared to the pro forma net loss of 2002, primarily as a result of the reorganization of Elron, Elbit and DEP's group companies following the merger of Elron with Elbit and DEP as well as the significant reduction in corporate costs, the decrease in the operating losses of certain of our subsidiaries and the decrease in our share in the losses of our affiliated companies, which reflects the improvement in the financial results of some of our group companies.

The following are the main first quarter events:

     o The results of operations of Elron Telesoft continue to reflect a positive trend. Elron Telesoft reported operating losses in the first quarter of 2003 of $0.2 million, and breakeven excluding $0.2 million amortization of intangible assets, compared to an operating loss of $0.9 million in the fourth quarter of 2002. Elron Telesoft's operating loss in the first quarter of 2002 was $0.3 million.

     o Elron Software's operating losses in the first quarter of 2003 decreased to $1.7 million from $2.6 million in the same period of 2002.

     o Galil Medical, in which Elron directly and indirectly holds 33%, reported an increase in revenues from $0.9 million in the first quarter of 2002 to $1.7 million in the first quarter of 2003, mainly as a result of the growing awareness and acceptance of the cryotherapy (hyper-cooling) technology as an effective treatment for prostate cancer. Galil Medical's operating loss in the first quarter of 2003 amounted to $2.7 million compared to $2.3 million in the same period in 2002 mainly due to increased selling and marketing expenses resulting from its effort to market its products.

[ELRON LOGO]

          On April 22, 2003, Galil Medical announced the signing of a definitive agreement to merge Amersham (LSE, NYSE, OSE: AHM) Health's brachytherapy business with Galil Medical's urology business. The new company will provide minimally invasive treatment options for prostate cancer using Amersham's brachytherapy technology and Galil Medical's cryotherapy technology. The transaction is subject to regulatory approvals and is expected to close before the end of July 2003.

     o Elbit Systems (Nasdaq: ESLT), in which Elron holds approximately 20%, increased its revenues in the first quarter of 2003 as compared to first quarter of 2002 by 8.8% to $202.2 million and posted net income of $12.3 million as compared to $11.7 million in the first quarter of 2002.

     o Given Imaging (Nasdaq: GIVN) in which Elron directly and indirectly holds 18%, recorded revenues of $8.6 million in the first quarter of 2003 as compared with $5.2 million in the same period of 2002. Net loss in the first quarter of 2003 decreased to $3.6 million from $5.7 million in the first quarter of 2002.

     o During the first quarter of 2003, we completed an investment of $2.0 million in Notal, an Israel - related medical device company operating in the field of early detection of Age Related Macular Deterioration
          (AMD), in return for a 25% interest. During the first quarter of 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec, Inc., one of the leading manufacturers of professional optics equipment.

Liquidity and Shareholders Equity

As of March 31, 2003, Elron and Elbit had cash, debentures, deposits and marketable securities (including short and long-term) of approximately $87.1 million. Bank loans to wholly owned subsidiaries amounted to $70.7 million, substantially all of which are guaranteed by Elron. Elron's financial position enabled continued investments and, during the first quarter of 2003, Elron invested approximately $6.9 million mainly in its group companies.

Shareholders' equity at March 31, 2003, was $255.4 million, which represents 66% of Elron's total assets.

"Most of our group companies continue to show improvements in their operating results in the first quarter of 2003 despite the tough economic conditions" said Doron Birger, Elron's President and CEO. "The signing of a definitive agreement to merge Amersham Health's brachytherapy business with Galil Medical's urology business is a significant step in building the value of Galil Medical. The new company will have a major global presence in the treatment of prostate cancer with combined sales which reached approximately $90 million in 2002".

"Looking ahead, we are confident that Elron will benefit and harvest the fruit of other investments made by us over the last year" Mr. Birger concluded.

[ELRON LOGO]

Investors may access Elron's first quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Thursday, May 22, 2003 10:00a.m. (EST); 05:00 p.m. Israel

Dial in numbers:

In the US: (888) 269-0005 or (866)-500-4953

In the UK: 0(800)-169-8104

Other Israel & International Participants: 972-3-9255910

For your convenience, a replay of the call will be available starting one hour after the call ends until Monday, May 26, 10:00am ET. To access the replay please dial (866) 500-4964(US), (972-3) 925-5948 (Israel) and 0-800-169-8104
(UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz                             Marilena LaRosa
Elron Electronic Industries Ltd.    The Anne McBride Company
Tel. 972-3-6075555                  Tel: 212-983-1702
raz@elron.net                       mlarosa@annembride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

[ELRON LOGO]

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

                                                       March 31,    December 31,
                                                         2003          2002
                                                      -----------   ------------
                                                      (Unaudited)   (Audited)
                                                      -----------   ------------
ASSETS
Current Assets:                                         $ 76,128      $ 87,044
                                                        --------      --------
Long-term assets:
Investments in affiliated companies                      132,080       131,256
Investments in other companies and long- term
   receivables                                            90,544        97,158
Long-term debentures and deposits                         30,129        28,928
Deferred taxes                                             3,491         2,990
Severance pay deposits                                     2,358         2,262
                                                        --------      --------
   Total long-term assets                                258,602       262,594
                                                        --------      --------
Property and equipment, net                               11,462        11,576
                                                        --------      --------
Other assets:
Goodwill                                                  21,538        21,538
Other intangible assets                                   18,101        18,577
                                                        --------      --------
                                                          39,639        40,115
                                                        --------      --------
Total assets                                            $385,831      $401,329
                                                        ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Total Current Liabilities                               $ 50,981      $ 55,253
                                                        --------      --------
Long-term loans from banks and others                     50,180        49,389
Accrued severance pay and retirement obligations           3,083         2,921
Deferred taxes                                            22,391        23,650
Other                                                        552           414
                                                        --------      --------
Total long-term liabilities                               76,206        76,374
                                                        --------      --------
Minority interest                                          3,279         3,185
                                                        --------      --------
Shareholders' equity:
Ordinary shares                                            9,572         9,572
Additional paid-in capital                               267,817       267,482
Accumulated other comprehensive income                     4,653         7,529
Accumulated deficit                                      (26,677)      (18,066)
                                                        --------      --------
Total shareholders' equity                               255,365       266,517
                                                        --------      --------
      Total liabilities and shareholders' equity        $385,831      $401,329
                                                        ========      ========

[ELRON LOGO]

CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands except share and per share data)

                                                Three Months Ended
                                                     March 31,        Year Ended
                                                ------------------   December 31,
                                                  2003     2002(*)       2002
                                                --------   -------   ------------
                                                    (Unaudited)        (Audited)
   Net revenues                                 $  5,591   $ 5,906     $ 23,468

   Equity in losses of affiliated companies       (2,295)   (5,678)     (21,911)
   Gain from disposal and changes in holdings
      in subsidiaries and affiliated
      companies, net                                 371       140        6,888
   Other income (expenses), net                   (1,223)      488         (743)
                                                --------   -------     --------
                                                   2,444       856        7,702
                                                --------   -------     --------

Costs and Expenses

   Cost of revenues                                2,480     3,020       11,557
   Research and development costs, net             2,089     1,921        7,818
   Marketing and selling expenses, net             5,134     2,439       14,428
   General and administrative expenses             3,272     2,361       11,272
   Restructuring costs                                --        22        2,318
   Amortization of intangible assets                 549       435        2,058
   Financial expenses (income), net                  320      (230)         474
                                                --------   -------     --------
                                                  13,844     9,968       49,925
                                                --------   -------     --------

Loss before taxes on income                      (11,400)   (9,112)     (42,223)
Tax benefit                                          363       733        2,855
                                                --------   -------     --------
Loss from continuing operations after
   taxes on income                               (11,037)   (8,379)     (39,368)
Minority interest in losses of subsidiaries        1,972       118        2,823
                                                --------   -------     --------
Loss from continuing operations                   (9,065)   (8,261)     (36,545)
Gain (loss) from discontinued operations             454        --       (2,756)
                                                --------   -------     --------
Net loss                                        $ (8,611)  $(8,261)    $(39,301)
                                                ========   =======     ========

Loss per share:
Basic and diluted loss per share data -
Loss from continuing operations                 $  (0.31)  $ (0.39)    $  (1.39)
Gain (loss) from discontinued operations            0.01        --        (0.11)
                                                --------   -------     --------
Net loss                                        $  (0.30)  $ (0.39)    $  (1.50)
                                                ========   =======     ========
Weighted average number of ordinary
   shares used in computing basic and
   diluted  net loss per share (thousands)        29,181    21,214       26,272
                                                --------   -------     --------

(*) Restated

MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2003

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of March 31, 2003 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2002 and notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of advanced defense electronics, communications, medical devices, semiconductors, software products and services and amorphous metals. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Our shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the Tel Aviv Stock Exchange. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of the management report.

RECENT DEVELOPMENTS

In May 2002 we completed our merger with Elbit Ltd. ("Elbit") and the share purchase of DEP Technology Holdings Ltd. ("DEP"). As a result of these transactions, Elbit and DEP became wholly owned subsidiaries of Elron. Accordingly, our results of operations include the results of operations of Elbit and DEP subsequent to the acquisition date.

As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies and in accordance with APB 18, which requires that we apply the "step-by-step acquisition" method of accounting, we have restated our financial statements for all prior periods in which our investments in these companies were recorded at cost. The aforementioned restatements resulted in increased net losses of approximately $0.7 million, or $0.03 per share for the first quarter of 2002.

In the second half of 2002 we acquired a controlling interest in both Galil Medical Ltd. ("Galil") and MediaGate N.V. ("MediaGate"). Accordingly, the financial results of Galil and MediaGate are consolidated within our results of operations subsequent to the acquisition date.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented (see Note 4 to the Condensed Interim Consolidated Financial Statements as of March 31, 2003).

Investment in Notal Vision ("Notal"). In January 2003, we invested $2.0 million in Notal, an Israel-related medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Our investment formed part of an aggregate investment in Notal of approximately $4.0 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field in which we hold a 14% interest. Following the transaction, we hold directly approximately 25% of Notal. In January 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec, Inc., one of the leading manufacturers of professional optics equipment.

Galil Medical and Amersham merge urology therapy units. On April 22, 2003, Galil announced the signing of a definitive agreement with Amersham (LSE, NYSE, OSE:
AHM) to merge Amersham Health's brachytherapy business with Galil's urology business. The new company will have a major global presence in the treatment of prostate cancer. The new company will provide minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. The combined sales of the contributed businesses in 2002 were approximately $90 million. According to the agreement, at the closing Amersham will hold 78% and Galil will hold 22% of the new company. In exchange for Galil's shares and Amersham's share in the new company, each will contribute the assets necessary for the new company to conduct the cryo business and the brachytherapy business, respectively, in the urology field. In addition, at the closing Galil will purchase 3% of the new company from Amersham in consideration for $4.5 million in cash, resulting in an aggregate ownership interest of 25% upon the completion of the transaction. The transaction is subject to regulatory approvals and is expected to close before the end of July 2003.

Galil Medical has developed innovative third-generation cryotherapy, a minimally invasive advanced hyper-cooling technology, that allows extremely fast, high-resolution and controlled destruction of cancerous tissue. Cryotherapy is a new and rapidly growing technology, increasingly used to treat advanced stages of prostate cancer or recurrent disease. It complements the brachytherapy in which Amersham is the market leader. Both minimally invasive techniques offer physicians and patients effective alternatives to prostatectomy surgery.

Purchase of Given Imaging shares. On May 13, 2003, we and Rafael Armament Development Authority Ltd. ("Rafael"), the minority shareholder of RDC, purchased two million unregistered shares of Given Imaging (one million each) from RDC for a total consideration of $12.2 million. Of the proceeds a total of $4.0 million was used by RDC to repay shareholders' loans to each of Rafael and us and $2.5 million was used to repay its bank loan. As a result of the above sales, RDC`s ownership interest in Given decreased to 14.8% and Elron's direct ownership interest in Given increased to 10.8%. Our direct and indirect ownership interest as of May 13, 2003 was 18.2%.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2002 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the description of our financial position and results of operations are described in the management report for the year ended December 31, 2002. In addition, the following new standard is applicable in 2003.

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the interpretation). In general, according to the interpretation, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) a group of equity investors that do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

As an operating holding company, we have investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. We account for the investments in these companies either by the consolidation, equity or cost method.

The provisions of this interpretation are to be applied commencing from July 1, 2003, to variable interests in VIEs created before February 1, 2003 and immediately to variable interests in VIEs created after January 31, 2003. Since we have no such interests in VIEs created after January 31, 2003, the interpretation had no impact on our consolidated results of operations or consolidated balance sheet to date.

We are currently evaluating the effects of this interpretation in respect of our investments. It is likely that some of our investees may be considered a VIE in accordance with the interpretation. Accordingly, when it is determined that we are the primary beneficiary of a VIE, we will be required to consolidate the financial statements of such a VIE with our own financial statements commencing from July 1, 2003. Our maximum exposure to loss at March 31, 2003, does not exceed our investment in any of these companies.

BASIS OF PRESENTATION

Consolidation. The consolidated financial statements include the accounts of the Company and all its subsidiaries in which we directly or indirectly own more than 50% of the outstanding voting securities. Our consolidated financial statements include the following main subsidiaries:

  Three months ended March 31,
-------------------------------
    2003              2002
--------------   --------------
Elron Software   Elron Software
Elron TeleSoft   Elron TeleSoft
Elbit
DEP
RDC
Galil Medical
MediaGate

Equity Method. Our main group companies accounted for under the equity method of accounting include:

                 Three months ended March 31,
-------------------------------------------------------------
           2003                             2002
-----------------------------   -----------------------------
Elbit Systems   Given Imaging   Elbit Systems   KIT
NetVision       Witcom          Elbit           Pulsicom
Chip Express    3DV             NetVision       Given Imaging
Wavion          CellAct         MediaGate       Galil Medical
KIT             AMT             Chip Express    Witcom
Pulsicom        Notal Vision    DEP             3DV
                                Wavion

RESULTS OF OPERATIONS

Three months Ended March 31, 2003 compared to Three months Ended March 31, 2002.

The following tables set forth our results of operations in the reported period:

                            Three months ended March 31,
                            ----------------------------
                                   2003      2002
                                  -----     -----
                       (millions of $, except per share data)
Net loss                            8.6       8.3*
Net loss per share                $0.30     $0.39*

* Restated (see "Recent Developments")

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, was as follows:

                                     Three months ended March 31,
                                     ----------------------------
                                          2003         2002
                                       -----------   ---------
                                       As reported   Pro forma
                                       -----------   ---------
                               (millions of $, except per share data)
Pro forma net loss                          8.6          17.8
Pro forma net loss per share              $0.30         $0.61

The general slowdown in spending for technology products continues to affect the results of operations of our group companies which continue to report net losses. The current economic conditions continue to limit our ability to successfully "exit" some of our group companies and to record capital gains. However, as reflected in the pro forma information, we reported a significant decrease in our pro forma net loss, primarily as a result of the following: (i) the reorganization of Elron, Elbit, and DEP group companies which resulted in a significant decrease of $6.6 million in losses of certain group companies which were sold following the completion of our merger with Elbit and DEP; (ii) non recurring merger expenses of $3.6 million which are reflected in the pro forma net loss in the first quarter of 2002; (iii) significant reduction in corporate costs of $1.1 million; and (iv) the decrease in the operating losses of certain of our subsidiaries and the decrease in our share in the losses of our affiliated companies due to the restructuring plans and cost reduction programs taken by most of our group companies during 2002, which enabled these companies to reduce their losses notwithstanding the adverse economic and market conditions.

Reportable Segments

Our reportable segments are i) Elron Software, the Internet products segment;
ii) Elron TeleSoft, the systems and projects segment; and iii) Other holdings and corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies.

At March 31, 2003, the main group companies were classified into the following segments:

                                                      Systems and        Other holdings and corporate
                                  Internet products     projects                   operations
                                  -----------------   --------------   --------------------------------
Consolidated                      Elron Software      Elron TeleSoft   Elbit; DEP; RDC; Galil Medical;
                                                                       MediaGate

Equity basis                                                           Elbit Systems; NetVision; Chip
                                                                       Express; Wavion; KIT; Pulsicom;
                                                                       Given Imaging; Witcom Ltd.; 3DV;
                                                                       CellAct; AMT, Notal Vision

Cost                                                                   Oren Semiconductor, EVS

Marketable securities presented                                        Partner Communications Company;
   as available-for-sale                                               24/7 Real Media

The following table reflects our consolidated data by reported segments:

                                                 Other
                                              holdings and
                          Elron     Elron      corporate
                        Software   TeleSoft    operations    Consolidated
                        -------------------------------------------------
                                         (millions of $)
                        -------------------------------------------------
                                 Three months ended March 31, 2003
Income                     1.8       2.1         (1.5)            2.4
Costs and Expenses         3.6       2.6          7.6            13.8
Net loss                   1.8       0.6          6.2             8.6

                                 Three months ended March 31, 2002
Income                     1.9       4.0         (5.0)            0.9
Costs and Expenses         4.6       4.6          0.8            10.0
Net loss                   2.7       0.6          5.0             8.3

Elron Software

     Elron Software is focused on web access control and e-mail content filtering for organizations. The following table sets forth the operating results of Elron Software:

                                      Three months ended March 31,
                                      ----------------------------
                                              2003   2002
                                              ----   ----
                                             (millions of $)
     Net revenues                              1.8    1.9
     Cost of revenues                          0.2    0.2
                                               ---    ---
     Gross profit                              1.6    1.7
     Operating expenses*                       3.0    4.0
     Amortization of other assets              0.3    0.3
     Restructuring charges, net                 --     --
                                               ---    ---
     Operating loss                            1.7    2.6
                                               ---    ---
     Finance expenses, net                     0.1    0.1
     Net loss                                  1.8    2.7
                                               ---    ---

     *Excluding amortization of other assets in the amount of $0.3 million in both three months period ended March 31, 2003 and 2002, which are presented separately. Operating expenses for the same periods, including amortization of other assets, amounted to $3.3 million and $4.3 million, respectively.

     Net revenues. Elron Software's net revenues decreased by $0.1 million, or 5%, to $1.8 million in the three months ended March 31, 2003 from $1.9 million in the same period in 2002. The decrease was primarily due to increased competition in the web access monitoring market and the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products.

     Cost of revenues. Elron Software's cost of revenues were $0.2 million in the three months ended March 31, 2002 and 2003, representing a gross margin of 89% in both periods.

     Operating loss. Elron Software's operating loss decreased by $0.9 million, or 35%, from $2.6 million in the three months ended March 31, 2002 to $1.7 million in the same period in 2003. The decrease in losses was primarily a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges) in the amount of $1.0 million, or 25%, from $4.0 million in the three months ended March 31, 2002 to $3.0 million in the same period in 2003, which resulted from the restructuring and cost reduction programs implemented by Elron Software during 2002.

     Elron Software's ability to further decrease operating losses and reach breakeven is dependent upon its ability to grow its revenues in the next quarters.

Elron TeleSoft

     Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron
     TeleSoft:

                                     Three months ended March 31,
                                     ----------------------------
                                             2003   2002
                                             ----   ----
                                           (millions of $)
     Net revenues                             2.1    4.0
     Cost of revenues                         1.5    2.8
                                              ---    ---
     Gross profit                             0.6    1.2
     Operating expenses*                      0.6    1.3
     Amortization of other assets             0.2    0.2
     Restructuring charges, net                --     --
                                              ---    ---
     Operating loss                           0.2    0.3
     Finance expenses, net                    0.4    0.3
     Other expenses, net                       --     --
     Tax provision                            ---    ---
                                               --     --
     Net loss                                 0.6    0.6
                                              ---    ---

     *Excluding amortization of other assets in the amount of $0.2 million in the three months ended March 31, 2003 and 2002 which are presented separately. Operating expenses for the same periods, including amortization of other assets, amounted to $0.8 million and $1.5 million, respectively.

     Revenues. Elron TeleSoft's net revenues decreased by $1.9 million, or 48%, from $4.0 million in the three months ended March 31, 2002 to $2.1 million in the same period in 2003. The decrease resulted from the slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions.

     Cost of revenues. Cost of revenues of Elron TeleSoft in the three months ended March 31, 2003 was $1.5 million, representing a gross margin of 29%, compared to $2.8 million in the same period in 2002, representing a gross margin of 30%.

     Operating loss. Elron TeleSoft's operating loss decreased by $0.1 million, or 33%, from $0.3 million in the three months ended March 31, 2002 to $0.2 million in the same period in 2003. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets) in the amount of $0.7 million, or 54%, from $1.3 million in the three months ended March 31, 2002 to $0.6 million in the same period in 2003, which resulted from the restructuring and cost reduction programs implemented by Elron TeleSoft during 2002.

     Finance expense, net. Finance expenses increased by $0.1 million, or 33%, to $0.4 million in the three months ended March 31, 2003 from approximately $0.3 million in the same period in 2002. The majority of the finance expenses are due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems
     (NCC) Ltd by Elron TeleSoft in 1998.

Other Holdings and Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                           Three months ended March 31,
                                                           ----------------------------
                                                                   2003   2002
                                                                   ----   ----
                                                                 (millions of $)
Net revenues                                                        1.7     --
   Net loss from equity investments                                (2.3)  (5.7)
   Gain from disposal and changes in holdings in related
      companies, net                                                0.4    0.2
   Other income (expenses), net                                    (1.3)   0.5
                                                                   ----   ----
   Total income                                                    (1.5)  (5.0)
Cost of revenues                                                    0.8     --
Operating expenses*                                                 6.8    1.4
Amortization of other assets                                        0.1     --
Restructuring charges, net                                           --     --
Finance expenses (income), net                                     (0.1)  (0.6)
                                                                   ----   ----
Total costs and expenses                                            7.6    0.8
                                                                   ----   ----
Loss from continuing operations before tax benefit                  9.1    5.8
Tax benefit                                                         0.4    0.7
Minority interest                                                   2.0    0.1
                                                                   ----   ----
Loss from continuing operations                                     6.7    5.0
Gain from discontinued operations                                   0.5     --
                                                                   ----   ----
Net loss                                                            6.2    5.0
                                                                   ----   ----

*Excluding amortization of other assets and restructuring charges, net, in the amount of $0.1 million and $0 million in the three months ended March 31, 2003 and 2002, respectively, which are presented separately. Operating expenses for the same periods, including amortization of other assets, amounted to $6.9 million and $1.4 million, respectively.

Income

Net revenues. Net revenues of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:

                 Three months ended March 31,
                 ----------------------------
                         2003    2002
                         ----    ----
                        (millions of $)
Galil Medical             1.7     --*
MediaGate                  --     --*
                          ---    ---
                          1.7     --
                          ---    ---

* Company's results were presented under the equity method.

     Galil Medical, a medical device company performing minimally invasive cryotherapy, recorded revenues of $1.7 million in the three months ended March 31, 2003 compared to $0.9 million in the same period in 2002. The increase in revenues is mainly due to increased penetration in the US market as a result of the growing awareness and acceptance of the cryotherapy technology by physicians and patients as an effective treatment for prostate cancer. The majority of the revenues derived from sales of disposable products.

     MediaGate, which is engaged in developing and marketing of advanced messaging systems, did not have any recognizable revenue in the three months ended March 31, 2003 compared to $0.1 million in the same period in 2002. MediaGate's deferred revenues increased by $0.2 million in the first quarter of 2003 to $0.3 million. MediaGate's revenues and operating results have been and will continue to be affected by the slowdown in the telecommunication market as well as by the competition from more established companies in the market.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $2.3 million in the three months ended March 31, 2003 compared to $5.7 million in the same period in 2002. The decrease in our share in net losses of our affiliated companies in 2003 resulted mainly from ceasing accounting for the results of operations of Elbit, DEP, MediaGate and Galil Medical under the equity method and from the decrease in the losses of some of our group companies, in particular, Wavion.

The above decrease was partially offset mainly as a result of the increase in our share of the net losses of Given Imaging and 3DV as a result of the share purchase of DEP, the increase in the losses of Chip Express and our share in the losses of new group companies accounted under the equity method, namely AMT and Notal Vision.

     Highlights of the Results of Operations of Our Major Affiliates:

     Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in net income of Elbit Systems amounted to $2.4 million in the three months ended March 31, 2003 compared to $2.5 million in the same period in 2002.

     The following are highlights of the results of operations of Elbit Systems:

     o Elbit Systems' revenues increased from $185.8 million in the three months ended March 31, 2002 to $202.2 million in the same period in 2003. As of March 31, 2003, Elbit Systems' backlog of orders was $1,691 million, of which approximately 80% was scheduled to be performed in the next three quarters of 2003 and in 2004 compared to a backlog of orders of $1,689 million on December 31, 2002.

     o Elbit Systems' operating income in the three months ended March 31, 2003 was $14.9 million (7.4% of revenues) compared to $15.2 million (8.2% of revenues) in the same period in 2002. The decrease in Elbit Systems' operating income was as a result of higher operating expenses, mainly due to its investment in the development of future technologies and products and in generating new business.

     o Elbit Systems' net income in the three months ended March 31, 2003 was $12.3 million (6.1% of revenues) compared to $11.7 million (6.3% of revenues) in the same period in 2002.

     Given Imaging (Nasdaq: GIVN) (an 18% holding directly and indirectly through RDC). Given Imaging, a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $8.6 million in the three months ended March 31, 2003, compared to $5.2 million in the same period in 2002, and a gross profit of 67% of revenues, compared to 52% in the first quarter of 2002. Given Imaging's net loss in the three months ended March 31, 2003 was $3.6 million compared to $5.7 million in the same period in 2002.

     In light of longer sales cycle of Given's new systems and the anticipated continued overall slowdown in capital expenditure by its potential customers, Given now expects its revenues for 2003 to increase by 40% to 50% over its 2002 revenues of $28.9 million, compared to its previous expectation of 100% year to year growth. Accordingly, Given's target to reach breakeven has been delayed to early 2004.

     Notal Vision (a 25% holding). In January 2003, we completed an investment of $2.0 million, out of $4.0 million raised by Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Notal Vision recorded net losses of $0.6 million in the three months ended March 31, 2003, consisting mainly of research and development costs.

     NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. In light of the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending, NetVision's revenues amounted to $14.2 million in the three months ended March 31, 2003 compared to $14.3 million in the same period in 2002 and its operating income amounted to $0.3 million in the three months ended March 31, 2003 compared to $1.0 million in the same period in 2002. NetVision's net loss amounted to $0.1 million in the three months ended March 31, 2003 compared to net income of $1.6 million in the same period in 2002. At March 31, 2003, NetVision has a customer base of approximately 350,000 (340,000 at the end of 2002).

     NetVision expects that its revenues in the next three quarters of 2003 will continue to be affected by the transition of customers to broadband communication from narrow-band dial-up connections and by increased competition, which will result in lower prices.

     Wavion (a 45% holding). Wavion, a developer of broadband wireless access systems for wireless LANs, recorded a net profit in the three months ended March 31, 2003 of $20 thousand compared to a net loss of $0.4 million in the same period in 2002. In light of the downturn in the broadband wireless communications market which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $0.7 million in the three months ended March 31, 2003 compared to $0.2 million in the same period in 2002.

     KIT (a 29% holding). KIT provides online academic programs. KIT's net loss in the three months ended March 31, 2003 amounted to $0.9 million compared to $0.7 million in the same period in 2002, primarily due to an increase of $0.5 million in marketing and sales expenses as KIT expanded its sales efforts, mainly in Holland and in the United Kingdom. As a result of these efforts, KIT generated revenues of $1.3 million in the three months ended March 31, 2003 compared to $0.5 million in the same period in 2002. At March 31, 2003, KIT had approximately 1,400 students, mainly from the United Kingdom, Holland, Canada, Germany, China and Singapore.

     Witcom (a 20% holding directly and indirectly through RDC). Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $1.2 million in the three months ended March 31, 2003 compared to $1.3 million in the same period in 2002. The decrease in Witcom's revenues was a result of the slowdown in the telecommunications industry. Witcom's net loss in the three months ended March 31, 2003 was $1.0 million compared to $1.5 million in the same period in 2002. The decrease in net loss resulted from a cost reduction program implemented by Witcom during 2002.

     Pulsicom (a 17% holding). Pulsicom is engaged in the development of high accuracy real time location and tracking systems. In the three months ended March 31, 2003, its net loss amounted to $0.1 million, consisting mainly of research and development costs, compared to $0.2 million in the same period in 2002. Pulsicom is expecting to complete its first prototype and commence field tests during 2003 and therefore sales are not anticipated to commence before 2004.

     Chip Express (a 33% holding). Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits) continued to be affected in 2003 by the slowdown in the semiconductor industry and its revenues decreased by $2.9 million, or 49%, from $5.9 million in the three months ended March 31, 2002 to $3.0 million in the same period in 2003. As a result of the decrease in revenues, Chip Express' net loss in the three months ended March 31, 2003 increased to $2.4 million compared to $0.1 million in the same period in 2002. Chip Express expects that the introduction of new products during the second half of 2003 will contribute to increasing its revenues.

     3DV (a 25% holding directly and indirectly through RDC). 3DV, a developer of products in the field of 3-D cameras, recorded a net loss of $1.1 million in the three months ended March 31, 2003 compared to $1.3 million in the same period in 2002. The decrease in 3DV's net loss was a result of restructuring and cost reduction programs. In the first quarter of 2003, 3DV recorded revenues of $0.2 million. 3DV is a development stage company and its future revenues are largely dependent on the demand for three dimensional applications, such as three-dimensional video games.

     AMT (a 28% holding). Since our investment in the company in August 2002, AMT's two operating companies, namely AHT and ACS, started to introduce their amorphous metals technology-based products to the market and have recorded initial sales of a few hundred thousand dollars. In addition, both companies have built up their operating and manufacturing infrastructure and completed staffing of management positions. In the first quarter of 2003, both AHT and ACS recorded revenues of $0.1 million (each), and net losses of $0.5 million and $0.4 million, respectively.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in 2003, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holdings in Partner (Nasdaq: PTNR) through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

     Partner (Nasdaq: PTNR) (a 12% holding through Elbit). At March 31, 2003, the market value of our investment in Partner amounted to $74.6 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002 Partner reached a significant milestone, as it became a profitable company and generated free cash flow. The following are highlights of the results of operations of Partner for the three months ended March 31, 2003:

     o Partner's revenues for the three months ended March 31, 2003 increased by 11% to $220.0 million from $198.3 million in the same period in 2002. Partner's subscriber base at the end of the first quarter in 2003 was 1,894,000 compared to 1,596,000 at the end of the same period in 2002.

     o Partner's operating income for the three months ended March 31, 2003 increased to $27.8 million from $22.1 million in the same period in 2002, an increase of 26%. Operating income in the three months ended March 31, 2003, as a percentage of revenues, reached 13% as compared to 11% in the same period in 2002.

     o Partner's net income for the three months ended March 31, 2003 was $7.4 million compared to a net loss of $4.9 million for the same period in 2002.

     Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million. As of March 31, 2003, $514 million was outstanding under this facility. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. Accordingly, Elbit has pledged approximately 70% of the Partner shares held by it in favor of the consortium of banks.

     Oren Semiconductor (a 17% holding). Oren is a developer of integrated circuits for digital broadcasting. During the first quarter of 2003, we invested additional $0.6 million in Oren by way of bridge loans, bringing the book value of our holding in Oren at March 31, 2003 to $8.6 million compared to $8.0 million at December 31, 2002. In the three months ended March 31, 2003, Oren's revenues were $0.6 million compared to $0.3 million in the same period in 2002. Oren's net loss in the three months ended March 31, 2003 was $1.4 million compared to $1.6 million in the same period in 2002.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $0.4 million in the three months ended March 31, 2003 compared to $0.2 million in the same period in 2002. The gain in 2003 resulted primarily from a $0.4 million gain from the sale of 92,500 shares of Given Imaging held by RDC. As a result, our direct and indirect holdings in Given Imaging decreased minimally to 18.43%.

Other Income (expenses), net. Other income, net, of the Other Holdings and Corporate Operation segment amounted to a loss of $1.2 million in the three months ended March 31, 2003 compared to a gain of $0.5 million in the same period in 2002. The loss in the first quarter of 2003 resulted mainly from a $1.2 million write-down of our investment in Cellenium. The gain in 2002 resulted mainly from a $0.6 million gain from the sale of NetManage shares (Nasdaq: NETM) held by us at that time.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of the Other Holdings and Corporate Operation segment in the first quarter of 2003 were $0.8 million.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.1 million and $0 million in the first quarter of 2003 and 2002, respectively, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                 Three months ended March 31,
                 ----------------------------
                         2003   2002
                         ----   ----
                        (millions of $)
Corporate                 1.7    1.4
Galil Medical             3.7     --*
MediaGate                 1.2     --*
Other                     0.2     --*
                          ---    ---
                          6.8    1.4
                          ---    ---

* Company's results were presented under the equity method.

Our corporate operating costs in the three months ended March 31, 2003, which also include Elbit's corporate costs, amounted to $1.7 million compared to $1.4 million in the same period in 2002, which only include Elron's corporate costs. Since the merger with Elbit, corporate operating costs reflect the costs of the combined management. In the first quarter of 2002 the aggregate corporate expenses of both Elron and Elbit, which then operated as separate companies, were approximately $2.8 million. This reflects potential annual savings of more than $4.0 million in corporate operating costs.

Operating expenses of Galil Medical in the three months ended March 31, 2003 were $3.7 million compared to $2.8 million in the same period in 2002. Galil Medical's operating loss in the three months ended March 31, 2003 amounted to $2.7 million compared to $2.3 million in the same period in 2002. The increase in Galil Medical's operating loss in 2003 is mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical's revenues.

Operating expenses of MediaGate in the three months ended March 31, 2003 were $1.2 million compared to $1.4 million in the same period in 2002. MediaGate's operating loss in the three months ended March 31, 2003 amounted to $1.3 million compared to $1.4 million in the same period in 2002. The decrease in the operating loss of MediaGate resulted primarily from the decrease in operating expenses due to cost reduction programs implemented by MediaGate during 2002.

Amortization of other assets. Amortization of other assets in the three months ended March 31, 2003 in the amount of $0.1 million relates to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies' intangible assets.

Finance expenses, net. Finance expenses, net, in the corporate operations and other holdings segment amounted in the three months ended March 31, 2003 to an income of $0.1 million compared to an income of $0.6 million in the same period in 2002. The decrease is mainly due to the decrease in interest rates and lower cash resources.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities (including short and long-term) at March 31, 2003 were approximately $92.0 million compared with $100.0 million at December 31, 2002. At March 31, 2003, the corporate cash, debentures, deposits and marketable securities (including short and long term) were $87.1 million compared with $94.1 million at December 31, 2002. An amount of $30.1 million is collateralized to secure bank loans of Elron Software and Elron TeleSoft and is classified as long-term assets. The total bank loan of Elron Software and Elron TeleSoft, substantially all of which are guaranteed by us, amounted to $70.7 million at March 31, 2003.

Company's main cash and other liquid instruments applications in the three months ended March 31, 2003 were mainly $6.9 million investments in companies.

Consolidated working capital at March 31, 2003 was $25.1 million compared to $31.8 million at December 31, 2002. The decrease resulted mainly from (i) investment in our group companies and new companies in the amount of $6.9 million; (ii) increase of $1.2 million in long-term loans which are secured by our debentures and securities and which are classified from current assets to long-term assets.

Consolidated loans at March 31, 2003 were approximately $81.6 million, of which $70.7 million are attributed to Elron TeleSoft and Elron Software. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter.

In 2001, we provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The amount outstanding under the credit line at March 31, 2003 was approximately $21.7 million. The comfort letters were jointly provided with the other major shareholder of NetVision.

Subsequent to March 31, 2003 and through May 19, 2003, we have invested an additional aggregate amount, net, of approximately $2.8 million in our group companies (excluding $3.5 million pursuant to the purchase of shares of Given Imaging from RDC, net of the repayment of loan made to RDC by Elron, as described under "RECENT DEVELOPMENT").

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at March 31, 2003, was approximately $255.4 million representing approximately 66% of the total assets compared with $266.5 million representing approximately 66% of total assets at December 31, 2002.

                                    # # # # #

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              As of March 31, 2003
                                   (Unaudited)

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              As of March 31, 2003
                                   (Unaudited)

                                 C O N T E N T S

                                                              Page
                                                              ----
Consolidated Balance Sheets                                   1 - 2

Consolidated Statements of Operations                           3

Consolidated Statements of Shareholders' Equity                 4

Consolidated Statements of Cash Flows                         5 - 7

Notes to the Consolidated Financial Statements               8 - 17

Annex to the Consolidated Financial Statements                 18

                                   # # # # # #

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                 In thousands of U.S. Dollars, except share data

                                                            March 31,    December 31,
                                                              2003           2002
                                                           -----------   ------------
                                                           (Unaudited)    (Audited)
ASSETS
   Current assets:
      Cash and cash equivalents                             $ 59,472       $ 67,901
      Marketable securities                                    2,403          3,180
      Trade receivables, net                                   6,489          9,238
      Other receivables and prepaid expenses                   5,183          4,528
      Inventories and contracts-in-progress                    2,581          2,197
                                                            --------       --------
            Total current assets                              76,128         87,044
                                                            --------       --------

   Long-term assets:
      Investments in affiliated companies                    132,080        131,256
      Investments in other companies and long-term
         receivables                                          90,544         97,158
      Long-term debentures and deposits                       30,129         28,928
      Deferred taxes                                           3,491          2,990
      Severance pay deposits                                   2,358          2,262
                                                            --------       --------
         Total long-term assets                              258,602        262,594
                                                            --------       --------

   Property and equipment, net                                11,462         11,576
                                                            --------       --------

   Other assets:
      Goodwill                                                21,538         21,538
      Other intangible assets                                 18,101         18,577
                                                            --------       --------
                                                              39,639         40,115
                                                            --------       --------

            Total assets                                    $385,831       $401,329
                                                            ========       ========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                 In thousands of U.S. Dollars, except share data

                                                          March 31,    December 31,
                                                            2003           2002
                                                         -----------   ------------
                                                         (Unaudited)    (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term loans from banks                            $ 13,968       $ 15,362
   Current maturities of long-term loans from banks
      and others                                            17,488         17,637
   Trade payables                                            4,164          5,738
   Other payables and accrued expenses                      15,361         16,516
                                                          --------       --------
         Total current liabilities                          50,981         55,253
                                                          --------       --------

Long-term liabilities:
   Long-term loans from banks and others                    50,180         49,389
   Accrued severance pay and retirement obligations          3,083          2,921
   Deferred taxes                                           22,391         23,650
   Other                                                       552            414
                                                          --------       --------
      Total long-term liabilities                           76,206         76,374
                                                          --------       --------

Minority interest                                            3,279          3,185
                                                          --------       --------

Shareholders' equity:
   Ordinary shares of NIS 0.003 par value;
      Authorized - 35,000,000 shares as of March 31,
      2003 and December 31, 2002 respectively;
      Issued and outstanding - 29,180,970 shares as of
      March 31, 2003 and December 31, 2002,
      respectively;                                          9,572          9,572
Additional paid-in capital                                 267,817        267,482
Accumulated other comprehensive income                       4,653          7,529
Accumulated deficit                                        (26,677)       (18,066)
                                                          --------       --------
      Total shareholders' equity                           255,365        266,517
                                                          --------       --------

      Total liabilities and shareholders' equity          $385,831       $401,329
                                                          ========       ========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data

                                                                 For the three months   For the year
                                                                    ended March 31,         ended
                                                                 --------------------    December 31,
                                                                   2003      2002(*)        2002
                                                                 --------   --------    -------------
                                                                      (Unaudited)         (Audited)
Income
   Net revenues                                                  $  5,591   $ 5,906       $ 23,468
   Equity in losses of affiliated companies                        (2,295)   (5,678)       (21,911)
   Gain from disposal and changes in holdings in subsidiaries
      and affiliated companies, net                                   371       140          6,888
   Other income (expenses), net                                    (1,223)      488           (743)
                                                                 --------   -------       --------
                                                                    2,444       856          7,702
                                                                 --------   -------       --------
Costs and Expenses
   Cost of revenues                                                 2,480     3,020         11,557
   Research and development costs, net                              2,089     1,921          7,818
   Marketing and selling expenses, net                              5,134     2,439         14,428
   General and administrative expenses                              3,272     2,361         11,272
   Restructuring costs                                                 --        22          2,318
   Amortization of intangible assets                                  549       435          2,058
   Financial expenses (income), net                                   320      (230)           474
                                                                 --------   -------       --------
                                                                   13,844     9,968         49,925
                                                                 --------   -------       --------

      Loss before taxes on income                                 (11,400)   (9,112)       (42,223)
Tax benefit                                                           363       733          2,855
                                                                 --------   -------       --------
      Loss from continuing operations after taxes on income       (11,037)   (8,379)       (39,368)
Minority interest in losses of subsidiaries                         1,972       118          2,823
                                                                 --------   -------       --------
      Loss from continuing operations                              (9,065)   (8,261)       (36,545)
Gain (loss) from discontinued operations                              454        --         (2,756)
                                                                 --------   -------       --------
      Net loss                                                   $ (8,611)  $(8,261)      $(39,301)
                                                                 ========   =======       ========

Loss per share:
   Basic and diluted loss per share data -

      Loss from continuing operations                            $  (0.31)  $ (0.39)      $  (1.39)
      Gain (loss) from discontinued operations                       0.01        --          (0.11)
                                                                 --------   -------       --------
      Net loss                                                   $  (0.30)  $ (0.39)      $  (1.50)
                                                                 ========   =======       ========
      Weighted average number of ordinary shares used in
         computing basic and diluted loss per share
         (thousands)                                               29,181    21,214         26,272
                                                                 ========   =======       ========

(*)  Restated - See Note 3(D).

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          In thousands of U.S. Dollars, except share and per share data

                                                                                                              Accumulated
                                                                                                Additional       other
                                                                         Number of     Share      Paid-in    comprehensive
                                                                           shares     capital     capital        income
                                                                         ----------   -------   ----------   -------------
Audited
Balance as of January 1, 2002 (*)                                        21,213,664    $9,567    $165,680       $ 42,231
Exercise of options                                                          87,863        --         605
Issuance of shares pursuant the merger with Elbit                         5,617,601         4      71,191             --
Issuance of shares pursuant the purchase of DEP                           2,261,843         1      29,448             --
Changes in additional paid-in capital in affiliated companies                    --        --         336             --
Amortization of deferred stock compensation                                      --        --         222             --
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale marketable securities                 --        --          --        (33,035)
   Reclassification adjustment for gain realized net of other than
      temporary decline included in net loss                                     --        --          --         (1,070)
   Minimum pension liability in an affiliated Company                            --        --          --           (597)
Net loss                                                                         --        --          --             --
                                                                         ----------    ------    --------       --------
Balance as of December 31, 2002                                          29,180,971    $9,572    $267,482       $  7,529
Total comprehensive loss
Unaudited
Other comprehensive income, net of tax:
   Unrealized losses on available for sale marketable securities                 --        --          --         (2,805)
   Reclassification adjustment for gain realized included in net loss            --        --          --            (18)
   Foreign currency translation adjustment                                       --        --          --            (53)
   Changes in additional paid-in capital in affiliated companies                 --        --         277             --
Amortization of deferred stock compensation                                      --        --          58             --
Net loss                                                                         --        --          --             --
                                                                         ----------    ------    --------       --------
Balance as of March 31, 2003                                             29,180,971    $9,572    $267,817       $  4,653
                                                                         ==========    ======    ========       ========
Total comprehensive loss
Unaudited
Balance as of January 1, 2002 (*)                                        21,213,664    $9,567    $165,680       $ 42,231
Other comprehensive income, net of tax:
   Unrealized losses on available for sale marketable securities                 --        --          --        (12,127)
   Reclassification adjustment for gain realized included in net loss            --        --          --         (1,331)
   Foreign currency translation adjustment                                       --        --          --             10
   Changes in additional paid-in capital in affiliated companies                 --        --          11             --
Amortization of deferred stock compensation                                      --        --          56             --
Net loss                                                                         --        --          --             --
                                                                         ----------    ------    --------       --------
Balance as of March 31, 2002 (*)                                         21,213,664    $9,567    $165,747       $ 28,783
                                                                         ==========    ======    ========       ========
Total comprehensive loss

                                                                                        Total           Total
                                                                      Accumulated   shareholders'   comprehensive
                                                                        deficit         equity          loss
                                                                      -----------   -------------   -------------
Audited
Balance as of January 1, 2002 (*)                                       $ 21,235       $238,713
Exercise of options                                                                         605
Issuance of shares pursuant the merger with Elbit                             --         71,195
Issuance of shares pursuant the purchase of DEP                               --         29,449
Changes in additional paid-in capital in affiliated companies                 --            336
Amortization of deferred stock compensation                                   --            222
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale marketable securities              --        (33,035)       (33,035)
   Reclassification adjustment for gain realized net of other than
      temporary decline included in net loss                                  --         (1,070)        (1,070)
   Minimum pension liability in an affiliated Company                         --           (597)          (597)
Net loss                                                                 (39,301)       (39,301)       (39,301)
                                                                        --------       --------       --------
Balance as of December 31, 2002                                         $(18,066)      $266,517
Total comprehensive loss                                                                              $(74,003)
                                                                                                      ========
Unaudited
Other comprehensive income, net of tax:
   Unrealized losses on available for sale marketable securities              --         (2,805)        (2,805)
   Reclassification adjustment for gain realized included in net loss         --            (18)           (18)
   Foreign currency translation adjustment                                    --            (53)           (53)
   Changes in additional paid-in capital in affiliated companies              --            277             --
Amortization of deferred stock compensation                                   --             58             --
Net loss                                                                  (8,611)        (8,611)        (8,611)
                                                                        --------       --------       --------
Balance as of March 31, 2003                                            $(26,677)      $255,365
                                                                        ========       ========
Total comprehensive loss                                                                              $(11,487)
Unaudited                                                                                             ========
Balance as of January 1, 2002 (*)                                       $ 21,235       $238,713
Other comprehensive income, net of tax:
   Unrealized losses on available for sale marketable securities              --        (12,127)       (12,127)
   Reclassification adjustment for gain realized included in net loss         --         (1,331)        (1,331)
   Foreign currency translation adjustment                                    --             10             10
   Changes in additional paid-in capital in affiliated companies              --             11             --
Amortization of deferred stock compensation                                   --             56             --
Net loss                                                                  (8,261)        (8,261)        (8,261)
                                                                        --------       --------
Balance as of March 31, 2002 (*)                                        $ 12,974       $217,071
                                                                        ========       ========
                                                                                                      --------
Total comprehensive loss                                                                              $(21,709)
                                                                                                      ========

(*)  Restated - See Note 3(D).

      The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          In thousands of U.S. Dollars, except share and per share data

                                                                                   For the three months   For the year
                                                                                      ended March 31,        ended
                                                                                   --------------------   December 31,
                                                                                     2003     2002 (*)        2002
                                                                                       (Unaudited)         (Audited)
                                                                                    -------   --------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                         $(8,611)  $ (8,261)     $(39,301)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Equity in losses of affiliated companies                                        2,295      5,678        21,911
      Dividend from affiliated companies                                                 --         --         2,670
      Minority's interest in losses of subsidiaries                                  (1,972)      (118)       (2,823)
      Gain from disposal and changes in holdings in affiliated companies, net          (371)      (140)       (6,888)
      Gain (loss) from sale of investments in available for sale securities              28       (605)         (706)
      Gain resulting from sale of business                                               --         --        (1,991)
      Depreciation and amortization                                                   1,084        834         4,372
      Decline in value of other investments and accrued interest                      1,238         (3)        2,481
      Amortization of deferred stock compensation and call options                      187        223          (104)
      Deferred taxes, net                                                              (412)      (718)       (3,398)
      Decrease in trade receivables                                                   2,749        300         2,515
      Decrease (increase) in other accounts receivable and prepaid expenses            (652)       852         3,439
      Decrease (increase) in trading marketable securities, net                          (6)       182           231
      Decrease (increase) in inventories and contracts-in-progress                     (717)        55           698
      Decrease in trade payables                                                     (1,574)    (1,149)       (1,385)
      Decrease in other accounts payable and accrued expenses                        (1,133)      (100)      (11,314)
      Other                                                                             367       (253)          383
                                                                                    -------   --------      --------
         Net cash used in operating activities                                       (7,500)    (3,223)      (29,210)
                                                                                    -------   --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliated companies                                                (3,174)    (2,006)      (19,951)
   Proceeds from sale of Elbit Systems shares                                            --         --         5,862
   Proceeds from sale of Given Imaging shares                                           813         --         6,918
   Cash and cash equivalents resulting from the merger with Elbit (Schedule A)           --         --        14,883
   Cash and cash equivalents resulting from the share purchase of DEP
      (Schedule B)                                                                       --         --           284
   Cash and cash equivalents resulting from newly consolidated subsidiaries
      (Mediagate and Galil Medical) (Schedule C)                                         --         --         2,978
   Cash and cash equivalents resulting from sale of businesses and
      subsidiaries (Schedule D)                                                          --         --        (1,984)
   Investment in other companies                                                       (600)    (1,100)       (3,700)
   Proceeds from sale of investments in other companies                                  --         --           405
   Proceeds from sale of available for sale securities                                2,614        789           890
   Investments in deposits                                                           (2,346)    (2,853)      (11,381)
   Proceeds from maturities of held to maturity debentures and from deposits          1,209      1,100         4,482
   Purchase of property and equipment                                                  (241)      (204)         (969)
   Proceeds from sale of property and equipment                                         106         33           515
   Proceeds from sale of certain activities                                              --      3,816         6,589
                                                                                    -------   --------      --------
         Net cash provided by (used in) investing activities                         (1,619)      (425)        5,821
                                                                                    -------   --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from exercise of options                                                     --         --           605
   Proceeds from exercise of options in a subsidiary                                     --         --             2
   Long-term loans from banks                                                         1,201      1,860         9,152
   Repayment of loans from shareholder                                                   --         --        (1,378)
   Repayment of long-term loans                                                         (82)      (291)         (706)
   Decrease in short-term bank credit, net                                           (1,554)    (1,816)       (8,954)
   Proceeds from issuance of notes to the minority in a subsidiary                    1,125         --         2,165
                                                                                    -------   --------      --------
         Net cash provided by (used in) financing activities                            690       (247)          886
                                                                                    -------   --------      --------
DECREASE IN CASH AND CASH EQUIVALENTS                                                (8,429)    (3,895)      (22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                             67,901     90,404        90,404
                                                                                    -------   --------      --------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                  $59,472   $ 86,509      $ 67,901
                                                                                    =======   ========      ========

(*)  Restated - See Note 3(D).

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                       For the three months   For the year
                                                                         ended March 31,         ended
                                                                       --------------------   December 31,
                                                                           2003    2002           2002
                                                                            (Unaudited)        (Audited)
                                                                           -------------      ------------
Supplemental cash flow information:
   Cash paid for:
      Income taxes                                                         $ 18   $  349         $  521
                                                                           ====   ======         ======
      Interest                                                             $419   $  338         $1,916
                                                                           ====   ======         ======

Non-cash transaction:

   Receivable on account of activity sale                                  $ --   $2,795         $   --
                                                                           ====   ======         ======

   Warrant in a subsidiary granted to bank in respect of credit line       $459   $   --         $   --
                                                                           ====   ======         ======

                                                                                              Year ended
                                                                                          December 31, 2002
                                                                                              (Audited)
                                                                                          -----------------
SCHEDULE A:

Cash and cash equivalents resulting from the merger with Elbit Assets acquired and liabilities assumed on the merger date:
      Working capital (except cash and cash equivalents)                                      $   6,970
      Property and equipment                                                                     (9,225)
      Investments in affiliated companies                                                        (5,423)
      Other investments                                                                        (111,482)
      Other long-term assets                                                                     (1,820)
      Goodwill                                                                                  (18,275)
      Long-term liabilities                                                                      40,123
      Investment at equity prior to merger                                                       42,739
      Minority interests                                                                             82
      Issuance of shares                                                                         71,194
                                                                                              ---------
      Cash and cash equivalents acquired                                                      $  14,883
                                                                                              =========

SCHEDULE B:

Cash and cash equivalents resulting from the share purchase of DEP

                                                                                              Year ended
                                                                                          December 31, 2002
                                                                                              (Audited)
                                                                                          -----------------
Assets acquired and liabilities assumed at the share
      Working capital (except cash and cash equivalents)                                      $  19,115
      Property and equipment                                                                        (28)
      Investments in affiliated companies                                                       (40,493)
      Other investments                                                                          (3,315)
      Other assets                                                                               (5,486)
      Long-term liabilities                                                                       1,451
      Investment at equity prior to acquisition                                                     385
      Minority interests                                                                           (794)
      Issuance of shares                                                                         29,449
                                                                                              ---------
      Cash and cash equivalents acquired                                                      $     284
                                                                                              =========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
                          In thousands of U.S. Dollars

                                                                                   Year ended
                                                                                  December 31,
                                                                                      2002
                                                                                   (Audited)
                                                                                  ------------
SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries
   Assets acquired and liabilities assumed at the purchase date:
   Working capital (except cash and cash equivalents)                              $  3,230
   Property and equipment                                                            (2,007)
   Other assets                                                                     (12,024)
   Deferred taxes                                                                     3,260
   Accrued severance pay, net                                                           179
   Investment at equity prior to acquisition                                          8,231
   Minority interests                                                                 2,109
                                                                                   --------
   Cash and cash equivalents acquired                                              $  2,978
                                                                                   ========

                                                                                   Year ended
                                                                                  December 31,
                                                                                      2002
                                                                                   (Audited)
                                                                                  ------------
SCHEDULE D:

Cash and cash equivalents resulting from sale of business and subsidiaries
   Assets and liabilities at date of sale:
   Working capital (except cash and cash equivalents)                              $   (677)
   Property and equipment                                                               266
   Other assets                                                                         200
   Accrued severance pay, net                                                           (33)
   Gain resulting from sale of business                                               1,991
   Marketable securities received                                                    (1,600)
   Other investments received                                                        (2,131)
                                                                                   --------
   Cash and cash equivalents received                                              $ (1,984)
                                                                                   ========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 1 - GENERAL

          The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2003, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. See Note 8 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

          These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2002.

          Comparative data in the condensed interim consolidated financial statements for the three months ended March 31, 2002 have been restated - see Note 3D.

          The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations and cash flows for the period presented. All such adjustments were of a normal recurring nature.

          Results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

          A. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

               The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

          B.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity
               (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) a group of equity investors that do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          B.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

               Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

               The provisions of this interpretation are to be applied commencing from July 1, 2003, to variable interests in VIEs created before February 1, 2003 and immediately to variable interests in VIEs created after January 31, 2003. Since the company has no such interests in VIEs created after January 31, 2003, the application of this interpretation had no impact on the Company's consolidated results of operations or consolidated balance sheet to date.

               The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity or cost method by the Company.

               The Company is currently evaluating the effects of this interpretation in respect of its investments. It is likely that some of its investees may be considered a VIE in accordance with the interpretation. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements commencing from July 1, 2003.

               The Company's maximum exposure to loss as of March 31, 2003, does not exceed its investment in any of these companies.

Note 3 - MAJOR TRANSACTIONS

          A.   GALIL MEDICAL LTD. ("Galil")

               1. In the first quarter of 2003, Elron invested approximately $1,900 in Galil in the form of notes convertible into Galil's shares ("Notes") pursuant to addenda to the note purchase agreement which Galil originally signed with certain existing shareholders, including Elron, in May 2002 (the "Note Agreement"), upon the same terms and conditions as the Note Agreement.

                    Subsequent to the balance sheet date, during April 2003, Elron and RDC signed an additional addendum to the Note Agreement according to which Elron invested $600 and RDC invested $840 in the form of Notes upon the same terms and conditions as the Note Agreement.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

          A.   GALIL MEDICAL LTD ("Galil") (Cont.)

               2. Subsequent to the balance sheet date, on April 22, 2003, Galil announced the signing of a definitive agreement with Amersham (LSE, NYSE, OSE: AHM) ("Amersham") to merge Amersham Health's brachytherapy business with Galil's urology business. The new company will provide minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technology.

                    According to the agreement, at the closing, Amersham will hold 78% and Galil will hold 22% of the new company. In exchange for Galil's shares and Amersham's shares in the new company, Galil and Amersham will contribute the assets necessary for the new company to conduct the Cryo business and the brachytherapy business respectively in the urology field. In addition, at the closing, Galil shall purchase 3% of the new company from Amersham in consideration for $4,500 in cash, resulting in an aggregate ownership interest of 25% upon the completion of the transaction. The transaction is subject to regulatory approvals and is expected to close by the end of July 2003.

          B.   NOTAL VISION LTD. ("Notal")

               In October 2002, Elron signed an agreement to invest $2,000 in Notal Vision Ltd. ("Notal"), out of an aggregate amount of $4,000 raised by Notal. Notal, an Israeli medical device company, operates in the field of early detection of Age Related Macular Deterioration (AMD). The investment was completed in January 2003. As a result of the investment, Elron holds 25% of Notal's outstanding shares.

               The excess of the purchase price over the equity acquired, in the amount of approximately $1,000, was assigned to technology and to a distribution agreement, which will be amortized over a period of up to 7 years.

          C.   GIVEN IMAGING LTD. ("Given")

               Subsequent to the balance sheet date on May 12, 2003, a Share Purchase Agreement ("the SPA") was signed between RDC, Elron and Rafael Armament Development Authority Ltd. ("Rafael"). According to the SPA, RDC sold two million unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $4.0 million of the proceeds to repay shareholders' loans to each of Rafael and Elron. As a result of the above sale, there will be no change in Elron's direct and indirect holdings in Given. Accordingly, the above sale will not have any effect on the Company's consolidated results of operations.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

          D.   RESTATEMENT

               Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP in May 6, 2002 (See Note 3B(1) to the company's annual financial statements for the year ended December 31, 2002), Elron's aggregate interest in these companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's direct holdings in these companies, which had been accounted for by Elron at cost or as available for sale securities, were accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in these companies had been recorded at cost or as available for sale securities.

               Following are the effects of the restatement:

               1)   Consolidated statements of operations

                                                              For the three months ended
                                                                    March 31, 2002
                                                          ---------------------------------
                                                             As       Effect of       As
                                                          reported   restatement   restated
                                                          --------   -----------   --------
               Equity in losses of affiliated companies    (4,960)      (718)       (5,678)
               Net loss                                    (7,543)      (718)       (8,261)
               Basic and diluted  net loss per share        (0.36)     (0.03)        (0.39)

               2)   Total Comprehensive loss

                                                             For the three months ended
                                                                     March 31, 2002
                                                          ---------------------------------
                                                             As       Effect of      As
                                                          reported   restatement   restated
                                                          --------   -----------   --------
               Total Comprehensive loss                   (22,932)      1,223       (21,709)

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 4 - SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

          A. The pro forma information for 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate (all above transactions are detailed in Note 3A(3), 3B(1), 3D(2), 3F(2), respectively, to the company's annual financial statements for the year ended December 31, 2002) as if they had been in effect at January 1, 2002, and includes the effect of amortization of identifiable intangible assets from that date.

          B. The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in Note 3D) and upon the historical financial statements of Elbit (after reclassification of discontinuing operations), DEP, Galil and MediaGate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

          C. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger with Elbit, the share purchase of DEP or the acquisition of a controlling interest in Galil and MediaGate been consummated at the date indicated, nor are they necessarily indicative of future operating results or financial condition.

PRO FORMA COMBINED RESULTS OF OPERATIONS

                                                        For the three months ended   For the year
                                                                 March 31,              ended
                                                        --------------------------   December 31,
                                                           2003           2002           2002
                                                           ----           ----           ----
                                                        As reported   (*)Pro Forma     Pro Forma
                                                        -----------   ------------   ------------
Net revenues                                             $  5,591       $  6,936       $ 25,897
Equity in losses of affiliated companies                   (2,295)        (3,068)       (14,030)

Gain (loss) from disposal and changes in holdings in
   subsidiaries and affiliated  companies, net                371            (74)         6,674
Other Income (expenses), net                               (1,223)          (434)         1,801
                                                         --------       --------       --------
Total income                                                2,444          3,360         20,342
Costs and expenses                                         13,844         17,678         69,822
                                                         --------       --------       --------
Loss before tax benefit and minority interests           $(11,400)      $(14,318)      $(49,480)
                                                         ========       ========       ========

Loss from continuing operations                          $ (9,065)      $(11,794)      $(40,294)
                                                         ========       ========       ========
Net loss                                                 $ (8,611)      $(17,773)      $(52,371)
                                                         ========       ========       ========
Basic and diluted loss from continuing operations per
   share                                                 $  (0.31)      $  (0.40)      $  (1.38)
                                                         ========       ========       ========
Basic and diluted net loss per share                     $  (0.30)      $  (0.61)      $  (1.80)
                                                         ========       ========       ========

Weighted average number of ordinary shares used in
   computation of basic and diluted loss per share
   (thousands)                                           $ 29,181       $ 29,093       $ 29,131
                                                         ========       ========       ========

(*)  Restated - See Note 3(D).

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 5 - STOCK BASED EMPLOYEE COMPENSATION

          The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

          The following pro forma information presents the effect on the company's and subsidiaries' stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under FASB statement No. 123 had been applied to all outstanding awards in each period.

          Under SFAS 123 the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in all periods presented:
          (1) expected life of the option of 1-4 years; (2) dividend yield of 0%; (3) expected volatility of 43% (4) risk-free interest rate of 1.5%.

                                                 For the three months ended   For the year
                                                          March 31,              ended
                                                 --------------------------   December 31,
                                                      2003     2002(*)            2002
                                                        (Unaudited)            (Audited)
                                                     -------   -------        ------------
Net loss, as reported                                $(8,611)  $(8,261)         $(39,301)
Add: Stock-based employee compensation
   expense included in reported net loss                 227       223               933
Deduct: Total stock-based compensation
   expense determined under fair value based
   method for all awards                                (353)     (533)           (2,876)
                                                     -------   -------          --------
Pro forma net loss                                   $(8,737)  $(8,571)         $(41,244)
                                                     =======   =======          ========
Loss per share:
   Basic and diluted - as reported                   $ (0.30)  $ (0.39)         $  (1.50)
                                                     =======   =======          ========
   Basic and diluted - pro forma                     $ (0.30)  $ (0.40)         $  (1.57)
                                                     =======   =======          ========

(*)  Restated - See Note 3(D).

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 6 - CONTINGENT LIABILITIES

          There were no material changes in the status of the Company's contingent liabilities as described in the annual report for 2002, the details of which are as follows:

          (1) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

          (2) On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against Elron and its officers, among others, relate to the period prior to the sale of Elron's holding in Elbit Medical Imaging ("EMI"). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

          The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 7 - BUSINESS SEGMENTS

          The Company is operating through its subsidiaries, Elron Software Inc. and Elron Telesoft Inc., in two business segments: the internet product segment and the system and projects segment. A third business segment is the Corporate Operation and Other Holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

          The operations of the internet product segment include development and marketing of network management software products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing internet content.

          The operation of the system and projects segment includes development and supply of software solutions for the management of large and complex communication and internet networks.

          The third segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors, amorphous metals and other fields and the corporate operations.

          Segment information is as follows:

                                                               Holdings
                                                  Systems     (including
                                       Internet     and        corporate
                                       Products   Projects   headquarters)   Adjustments      Total
                                       --------   --------   -------------   -----------     --------
          For the three months ended
             March 31, 2003:
             Net revenues               $ 1,804   $ 2,074       $  1,713       $     --      $  5,591
             Net loss                    (1,808)     (562)        (6,241)            --        (8,611)

          As of March 31, 2003:
             Total assets                 5,940    16,287        376,441        (12,837)(**)  385,831

          For the three months ended
             March 31, 2002(*):
             Net revenues               $ 1,871   $ 4,035       $     --       $     --      $  5,906
             Net loss                    (2,686)     (642)        (4,933)            --        (8,261)

          For the year ended
             December 31, 2002
             Net revenues               $ 8,290   $10,069       $  5,109       $     --      $ 23,468
             Net loss                    (8,567)   (5,912)       (24,822)            --       (39,301)
          As of December 31, 2002:

             Total assets                 6,057    17,601        390,344        (12,673)(**)  401,329

(*)  Restated - See Note 3(D).
(**) Inter-company balances.

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 8 - RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

          A.   Effect on the statement of operations:

               For the three months ended March 31, 2003 (unaudited):

                                                  As                       As per
                                               reported   Adjustments   Israeli GAAP
                                               --------   -----------   ------------
          Net loss                             $(8,611)      $ 521        $(8,090)
          Basic and diluted net loss per
             share                               (0.30)       0.02          (0.28)

               For the three months ended March 31, 2002 (unaudited):

                                                As                         As per
                                           Reported (*)   Adjustments   Israeli GAAP
                                           ------------   -----------   ------------
          Net loss                           $(8,261)         $191        $(8,070)
          Basic and diluted net loss per
             share                             (0.39)           --          (0.39)

          (*)  Restated - See Note 3(D).

               For the year ended December 31, 2002 (audited):

                                                  As                       As per
                                               reported   Adjustments   Israeli GAAP
                                               --------   -----------   ------------
          Net loss                             $(39,301)     $ 933        $(38,368)
          Basic and diluted net loss per
             share                                (1.50)      0.04           (1.46)

          B.   Effect on the balance sheet:

               As of March 31, 2003 (unaudited):

                                                  As                       As per
                                               reported   Adjustments   Israeli GAAP
                                               --------   -----------   ------------
          Total assets                         $385,831    $(124,686)     $261,145
          Total liabilities including
             minority interest                  130,466      (26,434)      104,032
          Total equity                          255,365      (98,252)      157,113

               As of December 31, 2002 (audited):

                                                  As                       As per
                                               reported   Adjustments   Israeli GAAP
                                               --------   -----------   ------------
          Total assets                         $401,329    $(129,064)     $272,265
          Total liabilities including
             minority interest                  134,812      (27,462)      107,350
          Total equity                          266,517     (101,602)      164,915

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 8 - RECONCILIATION TO ISRAELI GAAP (Cont.)

          C.   MATERIAL ADJUSTMENTS:

               The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in
               Note 26 to the Company's annual financial statements for the year ended 2002.

                                 # # # # # # # #

                                  [ELRON LOGO]
                              AND ITS SUBSIDIARIES

                 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

     Details relating to major investments as of March 31, 2003:


                                                        Carrying value of the   Market value of the publicly traded
                                                %             investment                 investments as of:
                                           Outstanding         March 31,                 March 31,    May 19,
                                             shares           2003 (1)                    2003        2003
                                          -----------   ---------------------           ---------   --------
Consolidated Companies:
Elron Software Inc.                           96%              $(1,052)                  $     --   $     --
Elron Telesoft Inc.                           99%                9,863                         --         --
Galil Medical Ltd. (2)                        33%                4,588                         --         --
MediaGate N.V                                 68%                 (448)                        --         --

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)             20%               85,429                    129,971    138,177
Given Imaging Ltd. (Nasdaq: GIVN) (2)         18%               25,324                     39,673     36,480
NetVision Ltd.                                46%                  854                         --         --
Wavion Inc.                                   45%                  701                         --         --
Kidum Elron IT (KIT) Ltd.                     29%                  573                         --         --
Chip Express Corporation                      33%                4,389                         --         --
Pulsicom Israel Technologies Ltd.             17%                  709                         --         --
3DV Systems Ltd. (2)                          25%                  679                         --         --
Advanced Metal Technologies Ltd. (AMT)        28%                4,078                         --         --
Witcom Ltd. (2)                               20%                  472                         --         --
CellAct Ltd.                                  45%                  299                         --         --
Semiconductors Engineering Laboratories
   Ltd. (SELA) (2)                            25%                  610                         --         --
Ingeneo Ltd. (2)                              21%                  368                         --         --
Notal Vision Ltd.                             25%                1,659                         --         --

Available for sale:
Partner Communications Company Ltd.
   (Nasdaq: PTNR)                             12%               74,594                     74,594     92,745
24/7 Real Media (Nasdaq: TFSM)                11%                2,380                      2,380      3,224

Partnership:
Gemini Israel Fund                             5%                  263                         --         --
InnoMed                                       14%                2,003                         --         --

Cost:
Oren Semiconductor Inc.                       17%                8,624                         --         --

     (1)  Includes loans and convertible notes.

     (2) Represents the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.